Mail Stop 3561

August 27, 2009

Via Fax & U.S. Mail

Mr. Brett A. Kramer
Chief Financial Officer
17301 West Colfax, Suite 250
Golden, Colorado 80401

> **Re:** **Jacobs Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 18, 2009**
> **File No. 333-88242**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10- K for the year ended December 31, 2008

Risk Factors, page 24

1. Please confirm that in future filings you will revise the last sentence of the introductory paragraph to note that all known material risk factors are disclosed.

Management's Discussion & Analysis of Financial Condition and Results of Operations

– Segment Information for the Three Years Ended December 31, 2008, page 46

2. We note that you have provided certain financial information by segment for each of the three years ended December 31, 2008. Please revise future filings to discuss the results of operations by segment. For example, for each segment please discuss and analyze changes in revenue, costs and expenses and EBITDA between each year. In addition to quantification, ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed.

Liquidity and Capital Resources – December 31, 2008, page 49

3. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Management's Report on Internal Control over Financial Reporting, page 53

4. We note your use of the terms "we" and "management" interchangeably in this section. In future filings, please revise your disclosure to clarify that the representations required by Item 308T(a) of Regulation S-K are made by your "management." Refer to Item 308T(a)(1)-(3) of Regulation S-K.

Consolidated Balance Sheets, page F-2

5. We note that accounts payable and accrued expenses are presented together on one line item on your balance sheet. In future filings, please separately state accounts payable and, in the balance sheet or in a note thereto, separately state any item in excess of 5 percent of total current liabilities. See Rule 5-02(19) and (20) of Regulation S-X.

Notes to the Financial Statements

- General

6. In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently.   In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total.   Please expand your notes to the financial statements in future filings to describe this liability and address how you recognize and measure the liability in your consolidated financial.

Note 2. Significant Accounting Policies

– Slot Club Liability, page F-7

7. We note your disclosure that you accrue the cost of points as they are earned by members of the slot clubs as a component of accounts payable and accrued expenses in the accompanying consolidated balance sheets. In light of your disclosure under "Promotional Allowances" on page F-8, that slot club player point redemptions are deducted from gross revenues, please tell us and disclose in the notes to the financial statements, how you account for the liability related to Slot Club awards at the time the points are earned (i.e., as a reduction of revenue or as an operating expense) for both cash awards and for other non-cash gift prizes. We may have further comment upon receipt of your response. See EITF 00-22.

Note 6. Investment in Equity Securities, page F-19

8. We note that you have elected the fair value option under SFAS No. 159 for your investment in MTR Gaming and you have recorded a $6.5 million loss on change in fair value of investment in equity securities on your statement of operations for the year ended December 31, 2008. We believe that in applying the disclosure thresholds outline in Rule 3-09 of Regulation S-X to investments that would have been accounted for under the equity method had the fair value option not been elected by the registrant, the income test should be computed using as the numerator the change in the fair value reflected in your statement of operations rather than the equity in the earnings of the investee computed as if the equity method had been applied.   In light of the fact that it appears your investment in MTR Gaming meets the significance thresholds outlined in Rule 3-09 and Rule 1-02(w) of Regulation S-X, we believe separate financial statements of MTR Gaming are required under Rule 3-09 of Regulation S-X. Please revise your Form 10-K to include the applicable financial statements, or advise accordingly.

Form 10-Q for the quarter ended March 31, 2009

Note 7. Debt and Recent Acquisitions, page 12

9. We note your disclosure that if casino gaming were to become legalized in Ohio and a casino is licensed at Nautica within seven years from the purchase date, the purchase price of Sugar Warehouse would increase based on independent appraisals of the land and improvement values. Please tell us and disclose in future filings, how the increase in purchase price would be calculated or determined and if there is a maximum amount the purchase price would be increased. Also, please disclose how you would account for this increase in purchase price.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may contact Matt Spitzer at (202) 551-3373 if you have any questions on legal issues. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(303) 215-5219